Phaos Technology Holdings (Cayman) Ltd

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

January 3, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Al Pavot, Terence O’Brien, Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 14, 2024 CIK No. 0002024258

Dear Sir or Madam,

This letter is in response to your letter on December 11, 2024, in which you provided comments to Amendment No. 2 of the Registration Statement on Form DRS of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on November 14, 2024. On the date hereof, the Company has filed the Registration Statement on Form F-1 (“Form F-1”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 Prospectus Summary submitted on November 14, 2024

Overview, page 4

1.	We note your revised disclosure in response to comment 2 that “[yo]ur net loss and accumulated deficit was S$1,667,823 and S$4,670,222 respectively for April 30, 2023, while [y]our net loss and accumulated deficit was S$2,359,844 (US$1,730,712) and S$7,030,066 (US$5,155,849) for April 30, 2024. This signifies an increase of 41.5% and 50.5% for net loss and accumulated deficit.” Please revise the disclosure in your prospectus summary to briefly describe the reasons for this increase in net loss and accumulated deficit.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 4 of Form F-1.

Corporate Structure, page 9

2.	We note your disclosure that “[o]n November [—], 2024, the Company proceeded with an internal reorganization whereby PTPL became [y]our indirect wholly-owned subsidiary through a share swap.” Please revise your disclosure to provide additional details regarding the swap, including the material terms of any agreements relating to such swap. Please also file the agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 9 on Form F-1, and have filed the agreements as exhibits 10.21 and 10.22.

Implications of Being a “Controlled Company”, page 9

3.	We note your revised disclosure that, upon completion of the offering, Beh Hook Seng, through his ownership of TongHuai SG Enterprise Pte. Ltd and TongHuai SG2 Enterprise Pte. Ltd will together hold a portion of your ordinary shares. Please revise your organizational chart to include these holders and their relevant ownership percentages. Please also revise your chart to include the Class B and Class A share holdings of the relevant entities in the chart.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 9 on Form F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 34

4.	Please expand your disclosure to discuss the impact that sales to a major customer had on your sales increase. In this regard, we note the disclosure on page F-11 that one specific customer comprised both 43% of your 2023 sales and 73% of your 2024 sales. If this customer is in any way related to the Registrant or its shareholders then that issue should be clarified.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 34 on Form F-1.

Cost of Sales, page 34

5.	You state the increase in tools and hardware and production labor was “in line with [y]our increased revenue.” However, we note the increase of 83% does not appear to be consistent with the 189% increase in revenue. Please provide a substantive and informative disclosure that identifies the specific factors that caused these trends. Disclose the business, economic and competitive factors that drove an increase in revenue substantially in excess of the increase in associated cost of sales. Any material impact from the price risk disclosed on page 12 should be analyzed.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 34 on Form F-1. Regarding any price risk of suppliers, as disclosed on page 12, the Company continues to manage pricing risk of our suppliers based on a diversified strategy and we do not see a significant increase in the cost of supplies in the near or medium term.

Gross Profit Margin, page 34

6.	We note your cost of goods sold and gross profit measures exclude depreciation. The accommodation in SAB Topic 11:B does not extend to the measure of gross profit, which should reflect all costs of revenues in accordance with GAAP. If you wish to retain an incomplete measure of gross profit in MD&A, you will need to select an alternate label for the measure and provide a reconciliation from gross profit in accordance with GAAP to your non-GAAP measure along with the additional information prescribed by Item 10(e) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 34 on Form F-1.

Research and Development Expenses, page 35

7.	Please revise your disclosure to clarify the reasons underlying the increase in your testing expenses for the year ended April 30, 2024.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 35 on Form F-1.

Cash Flows from Operating Activities, page 36

8.	We note your revised disclosure that the increase in cash flows for the year ended April 30, 2024 was primarily the result of a loan to third parties and deferred offering costs. Please revise to provide additional detail about this third-party loan, including the date, parties, principal, interest rate, maturity, and any other material terms.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 36 on Form F-1.

Business Competition, page 46

9.	We note your revised disclosure in response to prior comment 4, including that you specialize in delivering “novel” solutions. Please revise your disclosure to clarify how your solutions are novel compared to your competitors.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 46 on Form F-1.

Balance Sheets, page F-4

10.	Please include a “Total liabilities and equity” line item. See the analogous guidance in Article 5-02.32 of Regulation S-X.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page F-4 on Form F-1.

Note 5 - Loan to Third Parties, page F-14

11.	Given that this asset comprises 30% of total assets, please file the loan agreement as an Exhibit. See Item 601 of Regulation S-K. Also, please clarify for us why the transaction is classified as an operating activity instead of as an investing activity in your Statements of Cash Flows. Further, please also tell us whether PT Neura Integrasi Solusi is in any way affiliated with the Registrant or its shareholders.

RESPONSE: We note the Staff’s comment and respectfully advise the staff we have revised our disclosure on page F-14 on Form F-1 and filed the loan agreement as Exhibit 10.23. PT Neura Integrasi Solusi is not affiliated with the Registrant or its Shareholders.

Note 16 - Loss Per Share, page F-21

12.	Please clarify why the per share data assumes only 1 share of stock outstanding given the disclosures on pages 28 and 60. See also the guidance in ASC 260-10-55-12.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page F-21 on Form F-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Andrew Yeo
Chief Executive Officer